MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and nine months ended September 26, 2025 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 26, 2025 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2024 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"); and (iii) our related 2024 annual MD&A (“Annual MD&A”).
Our fiscal year is the calendar year ending December 31. Our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended September 26, 2025 and the third quarter of 2025 relate to the 13-week period ended September 26, 2025 and references to the nine months ended and year to date September 26, 2025 relate to the 39-week period ended September 26, 2025.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at October 22, 2025 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals. As at September 26, 2025, our business is comprised of 32 lumber mills, 15 OSB facilities, 3 plywood facilities, 3 MDF facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, new home construction activity in the U.S. is a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.31 million units in August 2025, with permits issued also averaging 1.31 million units; on a 3-month trailing average basis, there were 1.37 million units started and permits issued for 1.36 million units. In comparison, U.S. housing starts were 1.37 million units in the full year 2024 and 1.42 million units in all of 2023. Based on the latest available U.S. government data, new housing construction levels have shown signs of further softening but remain in a generally stable range as consumers manage an environment of relatively high mortgage rates and housing affordability challenges. Similarly, existing home sales activity is relatively soft and near multi-year lows, owing largely to the lock-in effect with U.S. mortgages. Over the longer term, a large cohort of the population entering the typical home-buying age demographic is expected to support core demand for home construction and resale activity. Further, the U.S. central bank has cut its key lending rate a total of 125 bps since September 2024, which is directionally supportive for housing market demand, though actual bond yields have failed to moderate in-line with these rate cuts. Notwithstanding such factors, should the economy and employment slow meaningfully, interest rates remain higher for longer or housing prices not adjust sufficiently lower to offset relatively elevated mortgage rates, housing affordability could continue to be adversely impacted, reducing near-term demand for new home construction and thus near-term demand for our wood-based building products.
In Q3-25, demand for our products used in repair and remodelling applications remained subdued. While there is risk that historically low rates of existing home sales will constrain a near-term recovery in repair and remodelling demand, over the medium and longer term an aging housing stock and stabilization of inflation and interest rates are expected to stimulate renovation and repair spending that supports growth in lumber, plywood and OSB demand.
Continental lumber supply has been trending lower in recent years due to mill capacity reductions across North America, with a significant number of these capacity reductions announced as permanent. These capacity reductions have been attributed to a number of factors, including uneconomic fibre supply, mill modernization levels, residuals markets and increased duties and tariffs. The lumber industry is currently experiencing a protracted period of oversupply. Over the longer term, and when lumber demand recovers, our ability to add new supply may face challenges from ongoing timber supply limitations in significant lumber production regions, the investment required for greenfield and brownfield project development, availability of cost-efficient labour, diminishing outlets for residuals (and the resulting economic impact of that diminished demand) and escalating capital costs that impair economic returns.
A number of OSB mill greenfield and re-start projects have been announced in recent years. While some of the announced greenfield projects are apt to be completed and begin production over the near to medium term, we continue to see meaningful constraints to significant new available OSB supply in the near term, including typical mill start-up curves. However, should new OSB supply come online in excess of demand requirements, OSB markets may experience a protracted period of oversupply.
According to industry data, from 2020 through 2024 approximately 25% of U.S. lumber consumption and 28% of U.S. OSB consumption was supplied by Canadian mills. However, increased duties and the new tariffs recently imposed by the U.S. administration’s Section 232 proclamation have created an environment of heightened financial uncertainty for Canadian-based manufacturers of lumber and wood-based building products. If Canadian exports to the U.S. are constrained because of these or any other factors, the supply of these products may fall short of U.S. demand levels over the near to medium term.

Sixth Administrative Review (“AR6”) Duty Rates
On July 29, 2025, the USDOC issued its final ADD rates and on August 12, 2025 the final CVD rates for the AR6 POI for January 1, 2023 to December 31, 2023. The final ADD rate of 9.65% and CVD rate of 16.82% resulted in the recognition of $67 million in incremental duty expense. Additional details can be found under the section “Discussion & Analysis by Product Segment - Lumber Segment - Softwood Lumber Dispute”.
The cash deposit rate for our SPF lumber shipments from Canada to the U.S. on or after August 12, 2025 is a combined 26.47%. These are the cash deposit rates until the USDOC finalizes AR7 for the POI dated January 1, 2024 to December 31, 2024.
AR1 and AR2 ADD Appeals
On August 27, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR2 ADD order. On September 10, 2025, the AR2 ADD CUSMA panel granted the motion for voluntary dismissal.
On September 5, 2025, the Government of Canada, in consultation with Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR1 ADD order. On September 17, 2025, the AR1 ADD CUSMA panel granted the motion for voluntary dismissal.
Through the withdrawal of the legal challenges, the rates for AR1 and AR2 ADD are finalized. In order for entries to be liquidated by U.S. Customs and Border Protection, both CVD and ADD legal challenges must be concluded. AR1 and AR2 CVD legal challenges are currently ongoing.
Section 232 Tariffs
On March 10, 2025, the U.S. administration issued an executive order directing the Secretary of Commerce to initiate an investigation under Section 232 to determine the effects on national security of imports of timber, lumber and their derivative products.
On September 29, 2025, the U.S. administration issued a proclamation that imposed a Section 232 tariff of 10% on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff will be in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber.
Henderson Startup
Construction for the modernization of our Henderson, Texas lumber manufacturing facility is largely complete and the mill has begun its start-up process. We anticipate 18 to 24 months to ramp-up the new Henderson mill and do not expect to realize meaningful incremental run-rate production from the mill until late 2026. Capacity at the new mill is anticipated to be 275 MMfbm, an approximate doubling of the existing mill's annual capacity. Operations at the prior Henderson facility are in the process of winding down and the mill is anticipated to be decommissioned before the end of the year.
Cowie Production Facility Fire
Our Cowie production facility was impacted by a fire during Q3-25, which took particleboard production offline for approximately five weeks during the quarter.

THIRD QUARTER RESULTS

Summary Results ($ millions)	Q3-25	Q2-25	YTD-25	Q3-24	YTD-24
Earnings
Sales	$1,307	$1,532	$4,297	$1,437	$4,769
Cost of products sold	(1,104)	(1,149)	(3,234)	(1,072)	(3,322)
Freight and other distribution costs	(194)	(208)	(589)	(200)	(635)
Export duties, net, and tariffs	(87)	(21)	(132)	(35)	(65)
Amortization	(133)	(134)	(401)	(136)	(412)
Selling, general and administration	(66)	(69)	(208)	(67)	(213)
Equity-based compensation	2	5	10	(15)	(15)
Restructuring and impairment charges	—	—	—	(18)	(34)
Operating earnings (loss)	(275)	(45)	(256)	(108)	72
Finance income (expense), net	(12)	4	(1)	7	21
Other income (expense)	11	(2)	5	(8)	(13)
Tax recovery (provision)	73	19	66	26	(24)
Earnings (loss)	$(204)	$(24)	$(186)	$(83)	$57

Adjusted EBITDA[1]	$(144)	$84	$135	$62	$533
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q3-25	Q2-25	Q1-25	Q4-24	Q3-24	Q2-24	Q1-24	Q4-23
Sales	$1,307	$1,532	$1,459	$1,405	$1,437	$1,705	$1,627	$1,514
Earnings (loss)	$(204)	$(24)	$42	$(62)	$(83)	$105	$35	$(153)
Basic EPS (dollars)	(2.59)	(0.30)	0.53	(0.77)	(1.03)	1.29	0.42	(1.87)
Diluted EPS (dollars)	(2.63)	(0.38)	0.46	(0.80)	(1.03)	1.20	0.42	(1.87)
Sales and earnings improved in Q1-24 and Q2-24 due primarily to improvements in OSB pricing and lower impairment charges, partially offset by lower lumber pricing. Sales and earnings decreased in Q3-24 due primarily to lower OSB and lumber pricing and earnings improved in Q4-24 as product pricing improved across all product segments, offset in part by lower OSB shipment volumes, higher costs, major maintenance downtime in the pulp & paper segment, and impairment charges related to goodwill in our Europe EWP segment. Sales and earnings improved in Q1-25 due primarily to higher lumber pricing, lower costs, and the non-recurrence of major maintenance in the pulp & paper segment and impairment charges in the Europe EWP segment. Sales increased from Q1-25 to Q2-25 primarily due to higher shipments in our lumber and NA EWP segments, offset in part by lower lumber and OSB pricing. Earnings decreased from Q1-25 to Q2-25 due primarily to the impact of lower product pricing, inventory write-downs, and higher fibre costs, offset in part by lower tax expense. Sales in Q3-25 were impacted by further decreases in product pricing in our lumber and NA OSB product lines. Earnings decreased from Q2-25 to Q3-25 due primarily to lower product pricing and higher export duties expense on finalization of AR6, offset in part by higher tax recovery.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q3-25	Q2-25	YTD-25	Q3-24	YTD-24
Sales
Lumber	$551	$639	$1,788	$518	$1,733
Wood chips and other residuals	57	63	176	59	196
Logs and other	14	11	45	16	46
	622	713	2,009	593	1,975
Cost of products sold	(532)	(545)	(1,535)	(494)	(1,609)
Freight and other distribution costs	(93)	(98)	(284)	(92)	(296)
Export duties, net, and tariffs	(87)	(21)	(130)	(35)	(65)
Amortization	(46)	(46)	(138)	(46)	(145)
Selling, general and administration	(33)	(34)	(102)	(34)	(109)
Restructuring and impairment charges	—	—	—	(18)	(29)
Operating loss	$(169)	$(31)	$(180)	$(126)	$(278)

Adjusted EBITDA[1]	$(123)	$15	$(42)	$(62)	$(103)

SPF (MMfbm)
Production	650	667	1,957	663	2,119
Shipments	684	696	2,050	689	2,193
SYP (MMfbm)
Production	598	667	1,867	584	1,974
Shipments	618	680	1,869	624	1,994
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales decreased from Q2-25 due to lower product pricing and lower shipment volumes. Lumber sales increased from Q3-24 and YTD-24 due primarily to higher SPF product pricing, and to a lesser extent higher SYP pricing, offset in part by lower shipment volumes.
The overall price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $60 million compared to Q2-25, an increase of $38 million compared to Q3-24, and an increase of $174 million compared to YTD-24.
SPF shipment volumes were comparable versus Q2-25 and Q3-24. SPF shipment volumes decreased from YTD-24 due to lower production volumes, including the impact of the closure of our Fraser Lake, B.C. lumber mill, discussed further in the section below.
SYP shipment volumes decreased 9% versus Q2-25 and 6% versus YTD-24 due primarily to lower production volumes, discussed further in the section below. SYP shipments were comparable to Q3-24.
The overall volume variance resulted in an increase of $5 million in operating earnings and Adjusted EBITDA compared to Q2-25, and a nominal increase versus Q3-24 and YTD-24.

SPF Sales by Destination	Q3-25		Q2-25		YTD-25		Q3-24		YTD-24
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	434	63%	429	62%	1,297	63%	406	59%	1,294	59%
Canada	217	32%	240	34%	657	32%	255	37%	811	37%
Other	33	5%	27	4%	96	5%	28	4%	88	4%
	684		696		2,050		689		2,193
We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods.
Wood chip and other residuals sales decreased from Q2-25 and YTD-24 due primarily to lower production volumes. The weakening of the CAD against the USD on CAD-denominated sales was also a contributing factor in the comparison to YTD-24. Wood chip and other residuals sales were comparable versus Q3-24.
Logs and other revenue were broadly comparable versus YTD-24 and Q3-24 and increased compared to Q2-25 due primarily to higher volumes of logs sold as logging resumed in the period.
Costs and Production
Q3-25 SPF production was comparable to Q2-25 and Q3-24 with continued impacts from log shortages at our B.C. lumber mills and reductions in operating schedules to manage finished goods inventory levels. SPF production volumes decreased versus YTD-24 due to the impact of the closure of our Fraser Lake, B.C. lumber mill and incremental reductions in operating schedules.
SYP production volumes decreased from Q2-25 due to lower operating schedules and downtime at our facilities relating to capital upgrades. The comparison of SYP production volumes versus prior year periods were impacted by the indefinite curtailment of our Lake Butler, Florida lumber mill, higher downtime in the current year relating to capital upgrades, and changes in operating schedules.
Cost of products sold decreased from Q2-25 due primarily to lower shipment volumes and a $12 million favourable impact relating to inventory valuation adjustment. This was offset in part by higher SYP unit manufacturing costs as a result of lower production volumes. The favourable impact relating to inventory valuation adjustments resulted from having recorded significant inventory valuation reserves in Q2-25 as product pricing decreased, while inventory valuation reserves in Q3-25 increased by a smaller amount.
Cost of products sold increased from Q3-24 due to higher SPF log costs, higher unit manufacturing costs, and a $12 million unfavourable impact relating to inventory valuation adjustment. This was offset in part by lower shipment volumes and the impact of the weakening of the CAD against the USD. The unfavourable impact relating to inventory valuation adjustment is a result of Q3-24 benefiting from a release of inventory valuation provision compared to an increase in the valuation reserve recorded in Q3-25.
Cost of products sold decreased from YTD-24 due primarily to lower shipment volumes, the impact of the weakening of the CAD against the USD, and lower SYP log costs. This was offset in part by higher SPF log costs, higher unit manufacturing costs, and a $16 million unfavourable impact relating to inventory valuation adjustment. This unfavourable impact resulted from significant inventory valuation reserves recorded in YTD-25 as product pricing decreased, while inventory valuation reserves in YTD-24 remained broadly consistent.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to lumber prices with a shorter time lag.
SPF logging resumed in Q3-25 after a seasonal slowdown in the second quarter due to wet and inaccessible land conditions. SPF log costs increased from Q3-24 and YTD-24 due to higher Alberta stumpage costs, higher purchased wood costs, higher logging and hauling costs and higher estimated silviculture costs, offset in part by lower B.C. stumpage costs.

SPF unit manufacturing costs increased for all comparative periods due primarily to lower production volumes, higher labour and repairs and maintenance costs. The weakening of the CAD against the USD was a partial offsetting factor in the comparison to Q3-24 and YTD-24.
SYP log costs were comparable versus Q2-25 and Q3-24. SYP log costs decreased from YTD-24 as demand for logs moderated due to lower operating rates regionally.
SYP unit manufacturing costs increased from Q2-25 due primarily to the impact of lower production in the current period and higher labour costs.
SYP unit manufacturing costs increased from Q3-24 due primarily to higher labour costs and repairs and maintenance costs, offset by productivity improvements across our facilities.
SYP unit manufacturing costs increased from YTD-24 due to the impact of lower production in the current year, higher labour costs, and higher repairs and maintenance costs. This was offset in part by the favourable cost impact of the indefinite curtailments and mill closures in the U.S. South.
Freight and other distribution costs generally trended with changes in shipment volumes with higher freight rates being a contributing factor versus Q3-24.
The following table summarizes the impact of export duties, net, and tariffs on our Lumber segment:

	Q3-25	Q2-25	YTD-25	Q3-24	YTD-24
Cash deposits[1]	(30)	(20)	(71)	(14)	(44)
Adjust to West Fraser Estimated ADD rate[2]	10	—	10	10	10
Export duties, net	(20)	(20)	(61)	(4)	(33)
Duty expense attributable to AR5[3]	—	—		(32)	(32)
Duty expense attributable to AR6[4]	(67)	—	(67)	—	—
Export duty expense	(87)	(20)	(128)	(35)	(65)
Tariffs	—	(1)	(2)	—	—
Export duties, net, and tariffs	(87)	(21)	(130)	(35)	(65)

Net interest income (expense) on export duty deposits	(10)	5	—	1	13
1.Represents combined CVD and ADD cash deposit rate of 26.47% for August 12 to September 26, 2025, 16.50% for July 29 to August 11, 2025, 11.89% for January 1, 2025 to July 28, 2025, 11.89% for August 19 to September 27, 2024, and 9.25% for January 1, 2024 to August 18, 2024.
2.Represents adjustment to the annualized West Fraser estimated ADD rate of 4.00% for Q3-25 and YTD-25 and 4.42% for Q3-24 and YTD-24.
3.$32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.
4.$67 million represents the duty expense attributable to the finalization of AR6 duty rates for the 2023 POI. The final CVD rate was 16.82% and the final ADD rate was 9.65% for AR6.
Q3-25 includes an expense of $67 million related to the USDOC finalization of the AR6 duty rates, representing the difference between the final CVD rate of 16.82% and the CVD cash deposit rates paid on shipments of SPF lumber to the U.S. during AR6, which ranged from 2.19% to 3.62%.
Q3-24 includes an expense of $32 million related to the USDOC finalization of the AR5 duty rates, representing the difference between the final CVD rate of 6.85% and the CVD cash deposit rates paid on shipments of SPF lumber to the U.S. during AR5, which ranged from 3.62% to 5.08%.
Export duty expense increased compared to Q2-25 due to the $67 million duty expense attributable to AR6 finalization, a higher cash deposit rate, offset in part by lower SPF pricing and a $10 million recovery realized in Q3-25 upon our adjustment to the estimated annualized 2025 antidumping duty rate.
Export duty expense increased compared to Q3-24 and YTD-24 due to a larger adjustment attributable to rate finalization as discussed above, a higher cash deposit rate, and higher product pricing.

Amortization expense was comparable versus Q2-25 and Q3-24. Amortization expense decreased versus YTD-24 due primarily to the impact of our lumber mill closures, offset in part by the completion of certain capital investments in our U.S. operations.
Selling, general and administration costs were comparable versus Q2-25 and Q3-24. Selling, general and administration costs decreased versus YTD-24 due primarily to the impact of indefinite curtailments and closures and reductions in discretionary spending.
Operating earnings for the Lumber Segment decreased by $138 million compared to Q2-25, decreased by $44 million compared to Q3-24, and increased by $98 million compared to YTD-24 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $138 million compared to Q2-25, decreased by $61 million compared to Q3-24, and increased by $61 million compared to YTD-24. The following table shows the Adjusted EBITDA variance for the period. The impact of changes relating to our sales of logs, wood chips, and other residuals is included under Other.

Adjusted EBITDA ($ millions)	Q2-25 to Q3-25	Q3-24 to Q3-25	YTD-24 to YTD-25
Adjusted EBITDA - comparative period	$15	$(62)	$(103)
Price	(60)	38	174
Volume	5	1	1
Changes in export duties and tariffs	(67)	(52)	(70)
Changes in costs	(21)	(33)	(12)
Impact of inventory write-downs	12	(12)	(16)
Other	(7)	(3)	(15)
Adjusted EBITDA - current period	$(123)	$(123)	$(42)
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has chosen and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI.
The respective Cash Deposit Rates, the AR POI Final Rate and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%
August 19, 2024 - December 31, 2024	6.85%
AR8 POI[2]
January 1, 2025 – August 11, 2025	6.85%
August 12, 2025 – September 26, 2025	16.82%
1.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The CVD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	7.06%	4.42%
August 19, 2024 - December 31, 2024	5.04%	4.42%
AR8 POI[2]
January 1, 2025 - July 28, 2025	5.04%	4.00%
July 29, 2025 – September 26, 2025	9.65%	4.00%
1.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The ADD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.
Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits paid and the export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
Our 2024 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded. Please refer to the section “Recent Developments - AR1 and AR2 ADD Appeals” for an update on our appeals process.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-25	Q2-25	YTD-25	Q3-24	YTD-24
Sales	—	—	—	—	—
OSB	355	469	1,291	517	1,727
Plywood, LVL and MDF	128	135	385	134	413
Wood chips, logs and other	8	7	25	9	28
	491	612	1,701	660	2,167
Cost of products sold	(406)	(434)	(1,213)	(429)	(1,227)
Freight and other distribution costs	(77)	(85)	(235)	(87)	(250)
Export duties, net, and tariffs	—	—	(1)	—	—
Amortization	(72)	(73)	(217)	(71)	(212)
Selling, general and administration	(23)	(25)	(75)	(23)	(73)
Restructuring and impairment charges	—	—	—	—	(1)
Operating earnings (loss)	(88)	(5)	(40)	50	403

Adjusted EBITDA[1]	(15)	68	177	121	617

OSB (MMsf 3/8” basis)
Production	1,585	1,706	4,846	1,709	5,063
Shipments	1,619	1,710	4,832	1,771	5,025
Plywood (MMsf 3/8” basis)
Production	172	179	514	182	550
Shipments	177	180	517	188	557
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales decreased versus all comparative periods due primarily to lower OSB product pricing and, to a lesser extent, lower OSB shipment volumes. Lower plywood shipment volumes were also a contributor in the comparison to YTD-24.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $92 million compared to Q2-25, a decrease of $123 million compared to Q3-24, and a decrease of $414 million compared to YTD-24.
OSB shipment volumes decreased versus all comparative periods due to weaker demand. Decreases in plywood shipment volumes versus comparative periods were driven primarily by changes in production levels, discussed further in the section below.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $2 million compared to Q2-25, a decrease of $1 million compared to Q3-24, and a decrease of $5 million compared to YTD-24.

NA OSB Sales by Destination	Q3-25		Q2-25		YTD-25		Q3-24		YTD-24
	MMsf 3/8”	%	MMsf 3/8”	%	MMsf 3/8”	%	MMsf 3/8”	%	MMsf 3/8”	%
U.S.	1,461	90%	1,552	91%	4,376	91%	1,601	90%	4,531	90%
Canada	135	8%	130	8%	383	8%	134	8%	406	8%
Other	24	2%	28	1%	74	1%	36	2%	88	2%
	1,619		1,710		4,832		1,771		5,025
The above table shows the proportion of shipments of OSB from our North American OSB operations to the U.S., Canada, and other export markets. For Q3-25 and the comparative periods, substantially all plywood shipments were to Canada and the majority of LVL shipments were to Canada. Approximately half of MDF shipments were to Canada in Q3-25, which is broadly consistent with the comparative periods.
Costs and Production
OSB production volumes decreased versus comparative periods due primarily to incremental reductions in operating schedules to manage inventory levels. Higher downtime at our facilities relating to capital projects and weather-related impacts in the U.S. South were contributing factors in the comparison to YTD-24.
Plywood production volumes were broadly comparable to Q2-25. Plywood production decreased versus Q3-24 and YTD-24 due to higher planned and unplanned downtime taken in the current year.
Cost of products sold decreased versus Q2-25 due primarily to lower shipment volumes and lower resin costs, offset in part by higher repairs and maintenance costs.
Cost of products sold decreased versus Q3-24 and YTD-24 due primarily to lower shipment volumes, lower resin costs and the weakening of the CAD against the USD. This was offset in part by higher labour costs and unfavorable inventory valuation adjustments of $10 million compared to Q3-24 and $29 million compared to YTD-24, which were driven by the decline of OSB product pricing in 2025.
Freight and other distribution costs decreased for all comparative periods due to lower product shipment volumes.
Amortization expense and selling, general and administration costs were broadly comparable to comparative periods.
Operating earnings for the NA EWP Segment decreased by $83 million compared to Q2-25, decreased by $138 million compared to Q3-24, and decreased by $443 million from YTD-24 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $83 million compared to Q2-25, decreased by $137 million compared to Q3-24, and decreased by $440 million from YTD-24. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-25 to Q3-25	Q3-24 to Q3-25	YTD-24 to YTD-25
Adjusted EBITDA - comparative period	$68	$121	$617
Price	(92)	(123)	(414)
Volume	(2)	(1)	(5)
Changes in costs	7	—	12
Impact of inventory write-downs	4	(10)	(29)
Other	(1)	(2)	(3)
Adjusted EBITDA - current period	$(15)	$(15)	$177

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q3-25	Q2-25	YTD-25	Q3-24	YTD-24
Sales	$82	$92	$258	$86	$333
Cost of products sold	(73)	(76)	(213)	(70)	(253)
Freight and other distribution costs	(12)	(13)	(36)	(12)	(57)
Amortization	(3)	(4)	(11)	(4)	(10)
Selling, general and administration	(3)	(3)	(9)	(2)	(9)
Restructuring and impairment charges	—	—	—	—	(3)
Operating earnings (loss)	$(10)	$(5)	$(12)	$(2)	$1

Adjusted EBITDA[1]	$(6)	$(1)	$—	$2	$14

NBSK (Mtonnes)
Production	65	84	227	77	195
Shipments	80	87	241	76	188
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Following our attaining sole control of CPP in Q1-24 and completion of the pulp mill disposals, the Pulp & Paper segment is comprised of our 100% interest in CPP and our 50%-owned joint operation, Alberta Newsprint Company. In light of the composition of the segment on a go-forward basis, the production and shipment volumes for all periods disclosed in the above table relate to those of NBSK pulp produced and shipped from CPP only and exclude BCTMP and UKP pulp amounts related to the disposed pulp mills.
The comparison versus comparative periods is impacted by the sale of Hinton pulp mill on February 3, 2024, the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024, and our attaining sole control of CPP in Q1-24.
Sales and Shipments
Sales decreased from Q2-25 due to lower NBSK shipment volumes and lower NBSK product pricing. Sales decreased from Q3-24 due to lower NBSK product pricing, offset in part by higher NBSK shipment volumes. Sales decreased from YTD-24 due to the impact of the pulp mill disposals, offset in part by higher NBSK product pricing and NBSK shipment volumes.
Costs and Production
NBSK production volume decreased from Q2-25 and Q3-24 due to downtime taken in Q3-25 for annual maintenance at our CPP facility. Annual maintenance at our CPP facility in the prior year took place in Q4-24. NBSK production increased versus YTD-24 due to our attaining sole control of CPP in Q1-24, offset in part by the downtime taken for annual maintenance in Q3-25.
Cost of products sold decreased from Q2-25 due to lower NBSK shipment volumes, lower fibre costs and an $11 million favourable impact relating to inventory valuation adjustments offset by higher repairs and maintenance costs.
Cost of products sold increased versus Q3-24 due primarily to higher NBSK shipment volumes, higher repairs and maintenance costs, and higher labour costs, offset in part by a $4 million favourable impact relating to inventory valuation adjustments and the weakening of the CAD against the USD.
Cost of products sold decreased versus YTD-24 due primarily to the impact of the pulp mill disposals and the weakening of the CAD against the USD, offset in part by higher NBSK shipment volumes and higher repairs and maintenance costs.
Freight and other distribution costs decreased compared to Q2-25 due to lower NBSK shipment volumes and lower ocean freight rates. Freight and other distribution costs decreased versus Q3-24 and YTD-24 due to the impact of the pulp mill disposals and lower ocean freight rates offset in part by higher NBSK shipment volumes.

Amortization expense was comparable versus Q2-25 and Q3-24. In 2024, the disposed pulp mills were classified as held for sale and were not amortized. Amortization expense increased from YTD-24 due to our attaining sole control of CPP in Q1-24.
Selling, general and administration costs were comparable versus all comparative periods.
We recorded an impairment loss of $3 million in YTD-24 upon completion of the pulp mill disposals.
Operating earnings for the Pulp & Paper Segment decreased by $5 million compared to Q2-25, decreased by $8 million compared to Q3-24, and decreased by $13 million from YTD-24 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment decreased by $6 million compared to Q2-25, decreased by $8 million compared to Q3-24, and decreased by $14 million from YTD-24 due to the reasons explained above.
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-25	Q2-25	YTD-25	Q3-24	YTD-24
Sales	$128	$130	$375	$115	$342
Cost of products sold	(109)	(108)	(318)	(96)	(282)
Freight and other distribution costs	(11)	(12)	(34)	(10)	(32)
Amortization	(10)	(10)	(31)	(12)	(36)
Selling, general and administration	(7)	(8)	(22)	(8)	(22)
Operating loss	$(10)	$(8)	$(30)	$(11)	$(31)

Adjusted EBITDA[1]	$1	$2	$1	$1	$5

OSB (MMsf 3/8” basis)
Production	284	296	851	273	850
Shipments	283	301	876	262	838

GBP - USD exchange rate
Closing rate	1.34	1.37	1.34	1.34	1.34
Average rate	1.35	1.33	1.31	1.30	1.28
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q2-25 due primarily to lower shipment volumes across all products, offset in part by higher OSB product pricing. Sales increased compared to Q3-24 and YTD-24 due to higher OSB product pricing, higher shipment volumes and the strengthening of the GBP against the USD, offset in part by lower MDF and particleboard product pricing.
The price variance resulted in an increase of $4 million in operating earnings and Adjusted EBITDA compared to Q2-25, an increase of $1 million compared to Q3-24, and a decrease of $4 million from YTD-24. The price variance represents the impact of changes in product pricing in local currency terms, excluding any associated foreign exchange impact from the strengthening or weakening of the GBP against the USD.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $6 million compared to Q2-25, an increase of $1 million compared to Q3-24, and an increase of $5 million compared to YTD-24.

Costs and Production
OSB production volumes decreased compared to Q2-25 due to scheduled maintenance downtime in Q3-25. OSB production volumes increased from Q3-24 due to less maintenance downtime in the current period. OSB production volumes were broadly comparable with YTD-24. MDF production volumes decreased compared to Q2-25 due to scheduled maintenance downtime in Q3-25 and increased versus Q3-24 and YTD-24 due to higher operating rates in the current year. Particleboard production decreased versus all comparative periods due to the impact of a fire at our Cowie production facility during Q3-25, which took production offline for approximately five weeks during the quarter.
Cost of products sold were broadly comparable to Q2-25 as lower shipment volumes and lower resin costs were offset by higher labour and repairs and maintenance costs driven by maintenance downtime and the impacts of the fire at our Cowie production facility.
Cost of products sold increased from Q3-24 due primarily to higher OSB shipment volumes, the strengthening of the GBP against the USD and higher energy, fibre and labour costs, offset in part by lower resin costs and lower particleboard shipments. Cost of products sold increased from YTD-24 due primarily to higher shipment volumes and higher fibre and energy costs.
Amortization expense in Q3-25 was broadly consistent with Q2-25. Amortization expense decreased versus prior year as certain assets reached the end of their estimated useful lives.
Selling, general and administration costs and freight and other distribution costs were broadly consistent with comparable periods.
Operating earnings for the Europe EWP Segment decreased by $2 million compared to Q2-25, increased by $2 million compared to Q3-24, and increased by $1 million from YTD-24 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $2 million compared to Q2-25, was comparable to Q3-24, and decreased by $5 million from YTD-24.

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q3-25 were $66 million (Q2-25 - $69 million; Q3-24 - $67 million). Selling, general and administration costs for YTD-25 were $208 million (YTD-24 - $213 million).
Selling, general and administration costs decreased versus Q2-25 due primarily to continued focus on organizational efficiency and discretionary spend reduction given market conditions.
Selling, general and administration costs were comparable versus Q3-24. Selling, general and administration costs decreased versus YTD-24 due primarily to the impact of the pulp mill disposals and other facility curtailments and closures, focus on organizational efficiencies and discretionary spend reduction, and the strengthening of the USD against the CAD. This was offset in part by the impact of variable compensation expense recorded in Q1-25 and our attaining sole control of CPP in Q1-24.
Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a $2 million recovery during Q3-25 (Q2-25 - recovery of $5 million; Q3-24 - expense of $15 million) and a $10 million recovery during YTD-25 (YTD-24 - $15 million expense). The recovery in Q3-25 and YTD-25 primarily reflects a decrease in the price of our common shares traded on the TSX.
Finance income (expense), net
Finance income (expense), net includes interest earned on short-term investments and net interest income recognized on our Canadian lumber export duty deposits.
We recorded finance expense, net of $12 million in Q3-25 (Q2-25 - finance income, net of $4 million; Q3-24 - finance income, net of $7 million) and finance expense, net of $1 million in YTD-25 (YTD-24 - finance income, net of $21 million).
Finance expense, net increased from Q2-25 due primarily to the impact of incremental interest expense recorded in relation to the finalization of AR6 and higher interest expense related to the amendment of our previous $200 million term loan facility to a $300 million term loan facility maturing May 2028.
Finance expense, net increased compared to Q3-24 due primarily to the impact of incremental interest expense recorded in relation to the finalization of AR6 and decreased interest income earned on lower cash and cash equivalents balances. The impact of the higher interest expense from our $300 million term loan facility was offset by lower interest expense relating to the repayment of our senior notes in October 2024.
Finance expense, net increased compared to YTD-24 due primarily to decreased interest income earned on lower cash and cash equivalents balances, the impact of incremental interest expense recorded in relation to the finalization of AR6, and lower interest expense related to debt.

Other income (expense)
Other income of $11 million was recorded in Q3-25 (Q2-25 - other expense of $2 million; Q3-24 - other expense of $8 million). Other income of $5 million was recorded in YTD-25 (YTD-24 - other expense of $13 million).
Other income in Q3-25 and YTD-25 relates primarily to foreign exchange movements recorded on our CAD-denominated monetary assets and liabilities and gains on our electricity swaps driven by increases in forward electricity prices over the remaining term of the contracts.
Tax recovery (provision)
Q3-25 results include income tax recovery of $73 million, compared to income tax recovery of $19 million in Q2-25 and income tax recovery of $26 million in Q3-24, resulting in an effective tax rate of 26% in the current quarter compared to 44% in Q2-25 and 24% in Q3-24.
The change in effective tax rates for all comparative periods was primarily driven by functional currency differences and changes in valuation allowances. The effective tax rate can be sensitive to non-taxable permanent differences and differences in our jurisdictional tax rates in periods of low pre-tax earnings.
In Q1-25, we entered into a settlement agreement with the CRA in respect of certain prior tax periods. As a result, we recorded an additional tax provision of $6 million in Q1-25 and have received income tax refunds of $34 million on account of the matters in question.
YTD-25 income tax recovery is $66 million compared to income tax expense of $24 million for YTD-24, resulting in effective tax rates of 26% and 29% respectively.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation loss of $11 million during Q3-25 (Q2-25 - translation gain of $34 million; Q3-24 - translation gain of $31 million) and a translation gain of $39 million during YTD-25 (YTD-24 - translation gain of $20 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation loss in Q3-25 reflects a strengthening of the USD against the Canadian dollar and British pound sterling.
The translation gain in YTD-25 reflects a weakening of the USD against the British pound sterling and Canadian dollar.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $6 million during Q3-25 (Q2-25 - after-tax actuarial gain of $7 million; Q3-24 - after-tax actuarial loss of $12 million) and an after-tax actuarial gain of $10 million during YTD-25 (YTD-24 - after-tax actuarial gain of $14 million).
The actuarial gain in Q3-25 relates to higher returns on plan assets. The YTD-25 actuarial gain relates primarily to the impact of the increase in the weighted average discount rate used to calculate our plan liabilities, partially offset by lower returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from the stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.31 million units in August 2025, with permits issued for 1.31 million units, according to the U.S. Census Bureau. On a 3-month trailing average basis, there were 1.37 million units started and permits issued for 1.36 million units. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 125 bps since September 2024 and Federal funds futures indicate prospects for additional rate cuts later in 2025 and into early 2026. Though these rate trends are directionally positive for the broader housing industry, there appear to be competing forces on future rates as U.S. employment growth has shown recent signs of slowing while there is risk that tariff and other government policies will be inflationary, creating some uncertainty for the near-term path of interest rates. Given these developments, demand for new home construction and our wood building products may continue to be challenged and even decline over the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we expect industry demand to improve but remain challenging over the near term. In the longer term, we continue to expect demand for our European products to grow as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have continued to ease, which is directionally positive for housing demand. That said, ongoing geopolitical developments, including the potential inflationary effect of U.S. tariffs on the U.K. and Europe, may adversely impact near-term demand for our panel products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber.
The USDOC commenced Administrative Review 7 (“AR7”) in February 2025, with final rates expected in 2026. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".
On July 29, 2025, the USDOC issued its final ADD rates and on August 12, 2025 the final CVD rates for the AR6 POI for January 1, 2023 to December 31, 2023. The final ADD rate of 9.65% and CVD rate of 16.82% resulted in the recognition of $67 million in incremental duty expense plus interest expense in earnings and an increase in export duty payable.
Operations
Anticipated shipment levels assume no significant change from current market demand conditions, typical seasonal demand patterns, sufficient availability of logs within our economic return criteria, and no further indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, duties and tariffs, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflicts in Ukraine and the Middle East, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors.
The Lumber segment continued to experience a muted demand environment in the third quarter of 2025, which has carried into the fourth quarter. With this backdrop, we are reducing the upper end of the ranges of our 2025 lumber shipments targets. For SPF shipments, we are now targeting 2.6 to 2.7 billion board feet (previously 2.6 to 2.8 billion board feet) and for SYP shipments, we are now targeting 2.4 to 2.5 billion board feet (previously 2.4 to 2.6 billion board feet). On October 1, 2025, stumpage rates marginally changed in B.C. from the market-based adjustments related to lumber prices, although inflationary pressures on development, logging and delivery costs continue to provide upward bias to total fibre costs. Given the recent commodity price environment, B.C. stumpage rates are not currently expected to change materially through Q4-25. In Alberta, Q4-25 stumpage rates are also expected to be relatively stable as compared to Q3-25 levels as these rates are closely linked to the price of lumber but with a quicker response to changing lumber prices. The pace of U.S. South log cost reductions largely stabilized in recent quarters as lumber prices reached historic inflation-adjusted lows. We still expect average 2025 log costs across the U.S. South to be largely similar to those we experienced in the second half of 2024, though pulp mill curtailments and closures have caused a decline in the net prices received for sawmill residuals in some instances. Region-specific log costs and prices for residuals are likely to vary depending on the unique conditions in each procurement zone.
In our NA EWP segment, the softer demand for our OSB products in the third quarter also has carried into the fourth quarter. This trend remains broadly consistent with our expectations and thus we are reiterating our 2025 North American OSB target shipments of 6.3 to 6.5 billion square feet (3/8-inch basis). Input costs for the NA EWP business are still expected to be relatively stable through the remainder of 2025 although recent pulp mill closures in the U.S. South have created areas of regional excess supply of pulpwood logs that are the primary fibre source for OSB production, allowing for some downward pressure on input costs.
In our Europe EWP segment, we continue to expect demand to improve for our MDF, particleboard and OSB panel products in the near term, recognizing there are ongoing macroeconomic uncertainties in the region. As such, we reiterate guidance for 2025 OSB shipments in the range of 1.0 to 1.25 billion square feet (3/8-inch basis). Input costs for the Europe EWP business in 2025, including energy and resin costs, are still expected to stabilize near 2024 levels, though we note year-to-date energy costs have been significantly higher than levels experienced in the period before the 2022 escalation of the Ukraine and Russia conflict.
The global pulp market continues to experience disruption with the economic impact of U.S. tariffs creating considerable demand uncertainty in Chinese markets. However, given recent trends, we anticipate NBSK pricing will be relatively stable over the near to medium term.
On balance, we continued to experience relatively stable costs for inputs across our supply chain in Q3-25, including chemicals and waxes, while we have experienced some downward cost pressure for resins, and contract labour availability and capital equipment lead times continued to show improvement. We expect these trends to largely continue over the near term.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We anticipate levels of operating cash flows and available liquidity will support our capital spending plans in 2025 as we look to operationalize the significant capital we have invested in recent years. Based on our current outlook, assuming no deterioration from current market demand conditions in the fourth quarter and no additional lengthening of lead times for projects underway or planned, expected capital expenditures remain in the range of $400 million to $450 million in 20251. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. Construction for the modernization of our Henderson, Texas lumber manufacturing facility is largely complete and the mill has begun its start-up curve. We anticipate 18 to 24 months to ramp-up the new Henderson mill and do not expect to realize meaningful incremental run-rate production from the mill until late 2026. Operations at the prior Henderson facility are in the process of winding down and the mill is anticipated to be decommissioned before the end of the year.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
We expect to maintain our investment grade issuer rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Under our 2024 NCIB that expired February 28, 2025, we purchased 2,079,530 Common shares of the Company.

On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. As of October 21, 2025, 1,240,030 Common shares have been repurchased for cancellation, leaving 2,628,147 available to purchase at our discretion until the expiry of the 2025 NCIB.
As of October 21, 2025, we have repurchased for cancellation 44,968,864 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 83% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2025 is $101 million based on the number of Common and Class B Common shares outstanding on September 26, 2025.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by three major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	September 26,	December 31,
	2025	2024
Available liquidity
Cash and cash equivalents	$546	$641
Operating lines available (excluding newsprint operation)[1]	1,020	1,044
Available liquidity	$1,566	$1,685

Total debt to total capital[2]	5%	4%
Net debt to total capital[2]	(3%)	(6%)
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at September 26, 2025 was $1,566 million (December 31, 2024 - $1,685 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Net debt to total capital decreased compared to Q4-24 due to lower cash and cash equivalents on hand. Total debt to total capital is comparable to Q4-24 and we remain well positioned with a strong balance sheet and liquidity profile.
Credit Facilities
As at September 26, 2025, our credit facilities consisted of a $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and a $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
In May 2025, we amended and restated our syndicated credit agreement providing for the renewal of our $1 billion revolving credit facility and extension of the facility's maturity from July 2028 to May 2030. The renewed credit facility was made available on substantially the same terms and conditions as our existing credit facility.
As at September 26, 2025, our revolving credit facilities were undrawn (December 31, 2024 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2024 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $135 million (December 31, 2024 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $33 million (December 31, 2024 - $36 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In May 2025, in addition to the renewal of our $1 billion revolving credit facility, we also increased and extended our existing $200 million term loan facility maturing July 2025. The modified term loan facility is for $300 million and matures May 2028. Interest on the term loan facility is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
On July 25, 2025, our interest rate swap contracts to pay fixed interest rates and receive variable interest rates on $200 million notional principal amount of indebtedness expired. Prior to expiry, these swap agreements had the effect of fixing the interest rate on $200 million of the term loan facility discussed above, with the remaining $100 million being subject to a floating rate.

Issuer Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at October 21, 2025.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa2	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 76,071,959 Common shares and 2,281,478 Class B Common shares for a total of 78,353,437 Common shares issued and outstanding as at October 21, 2025. As of October 21, 2025, we held 7,460 Common shares as treasury shares for cancellation.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. As of October 21, 2025, we have repurchased 1,240,030 common shares under our 2025 NCIB program.
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. Under this program, we repurchased 2,079,530 common shares for cancellation.
The following table shows our purchases under our NCIB programs in 2024 and 2025:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2024 to December 31, 2024	1,799,217	$80.26
NCIB:	January 1, 2025 to September 26, 2025	1,531,128	$76.65
Share Options
As at October 21, 2025, there were 716,162 share options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.
Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Three Months Ended			Nine Months Ended
($ millions - cash provided by (used for))	September 26,	September 27,		September 26,	September 27,
	2025	2024		2025	2024
Cash provided by operating activities
Earnings (loss)	$(204)	$(83)		$(186)	$57
Adjustments
Amortization	133	136	FALSE	401	412
Restructuring and impairment charges	—	18	FALSE	—	34
Finance (income) expense, net	12	(7)	FALSE	1	(21)
Foreign exchange loss (gain)	(5)	—	FALSE	1	(4)
Export duty	57	21	FALSE	57	21
Retirement benefit expense	18	19	FALSE	52	53
Net contributions to retirement benefit plans	(12)	(16)	FALSE	(25)	(44)
Tax provision (recovery)	(73)	(26)	FALSE	(66)	24
Income taxes received (paid)	4	14	FALSE	(50)	11
Unrealized loss (gain) on electricity swaps	(8)	9	FALSE	(13)	14
Other	(20)	(15)	FALSE	(10)	(19)
Changes in non-cash working capital
Receivables	26	35	FALSE	(10)	(55)
Inventories	60	47	FALSE	60	63
Prepaid expenses	12	(1)	FALSE	(17)	(20)
Payables and accrued liabilities	56	(1)	FALSE	71	(38)
	58	150		268	488

Cash used for financing activities
Proceeds from amendment of long-term debt	—	—	FALSE	100	—
Repayment of lease obligations	(3)	(4)	FALSE	(11)	(10)
Finance expense paid	(6)	(2)	FALSE	(16)	(17)
Repurchase of Common shares for cancellation	(40)	(39)	FALSE	(121)	(117)
Issuance of Common shares	—	1	FALSE	—	1
Dividends paid	(25)	(26)	FALSE	(76)	(75)
	(75)	(70)		(123)	(217)

Cash used for investing activities
Proceeds from sale of pulp mills	—	—	FALSE	—	124
Additions to capital assets	(90)	(107)	FALSE	(273)	(331)
Interest received	6	12	FALSE	20	32
Other	4	—	FALSE	3	2
	$(81)	$(95)		$(250)	$(174)

Change in cash and cash equivalents	$(98)	$(15)		$(106)	$97
Operating Activities
The table above shows the main components of cash flows provided by or used for operating activities for each period.

Cash provided by operating activities decreased versus Q3-24 due primarily to lower earnings driven by lower OSB pricing, higher fibre costs, and higher cash duties paid. Cash provided by operating activities decreased versus YTD-24 due to lower earnings driven by lower OSB pricing, changes in income tax payments, and higher cash duties paid, offset in part by higher lumber pricing. The decrease versus both comparative periods was offset in part by incremental releases in working capital.
Income tax payments for YTD-25 included top-up payments for the prior year and were net of $34 million of refunds on account of a settlement agreement reached with the CRA in Q1-25 with the funds received in Q2-25.
Working capital decreased in Q3-25 due primarily to lower inventories and receivables and higher payables and accrued liabilities.
Decreases in inventory in Q3-25 related primarily to reductions in lumber, NA OSB, and pulp finished goods inventory as shipments exceeded production. The consumption of log inventory was a contributing factor also. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the spring and summer months, when logging is curtailed due to wet and inaccessible land conditions.
Decreases in receivables in Q3-25 were driven primarily by lower lumber and OSB product pricing and shipment volumes. Payables and accrued liabilities increased in Q3-25 due primarily to higher stumpage and contractor accruals as logging activities resumed during the third quarter.
Working capital decreased in YTD-25 due primarily to higher payables and accrued liabilities and lower inventories, offset in part by higher prepaids.
Payables and accrued liabilities increased in YTD-25 due primarily to higher stumpage and contractor accruals and timing of payments. Inventory decreased due to lower SPF lumber, OSB, and pulp finished goods inventory, as shipments in the period exceeded production, and consumption of log inventory. Prepaids increased due primarily to timing of insurance renewals and property taxes.
Financing Activities
Cash used in financing activities was broadly consistent with Q3-24 and decreased versus YTD-24 due primarily to proceeds from amendment of our term loan facility. We received $100 million during the nine months ended September 26, 2025 as we increased and extended our existing $200 million term loan facility that matured in July 2025. The modified term loan facility is for $300 million and matures May 2028.
We returned $40 million and $121 million respectively during the three and nine months ended September 26, 2025 to our shareholders through Common shares repurchased under our NCIB, compared to $39 million and $117 million respectively during the three and nine months ended September 27, 2024.
We returned a total of $25 million and $76 million during the three and nine months ended September 26, 2025 to our shareholders through dividend payments, which was comparable to the same periods in 2024.

Investing Activities
Capital expenditures of $90 million in Q3-25 (Q3-24 - $107 million) and $273 million in YTD-25 (YTD-24 - $331 million) reflect our strategy of continued reinvestment in our mills.
We received $124 million of proceeds during the nine months ended September 27, 2024 in relation to the sale of Hinton pulp mill on February 3, 2024 and the sale of Quesnel River Pulp mill and Slave Lake Pulp mill on April 20, 2024.

	Three Months Ended		Nine Months Ended
Capital Expenditures by Segment ($ millions)	September 26,	September 27,	September 26,	September 27,
	2025	2024	2025	2024
Lumber	$46	$67	$150	$223
North America EWP	32	34	104	87
Pulp & Paper	4	1	4	5
Europe EWP	6	4	12	15
Corporate	2	1	3	1
Total	$90	$107	$273	$331

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Executive Vice-President and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
There has been no change in our internal control over financial reporting during the three months ended September 26, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)
	Q3-25	Q2-25	YTD-25	Q3-24	YTD-24
Earnings	$(204)	$(24)	$(186)	$(83)	$57
Finance expense (income), net	12	(4)	1	(7)	(21)
Tax (recovery) provision	(73)	(19)	(66)	(26)	24
Amortization	133	134	401	136	412
Equity-based compensation	(2)	(5)	(10)	15	15
Restructuring and impairment charges	—	—	—	18	34
Other expense (income)	(11)	2	(5)	8	13
Adjusted EBITDA	$(144)	$84	$135	$62	$533
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.
Quarterly Adjusted EBITDA by Segment ($ millions)

Q3-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(169)	$(88)	$(10)	$(10)	$1	$(275)
Amortization	46	72	3	10	1	133
Equity-based compensation	—	—	—	—	(2)	(2)
Adjusted EBITDA by segment	$(123)	$(15)	$(6)	$1	$—	$(144)

Q2-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(31)	$(5)	$(5)	$(8)	$3	$(45)
Amortization	46	73	4	10	1	134
Equity-based compensation	—	—	—	—	(5)	(5)
Adjusted EBITDA by segment	$15	$68	$(1)	$2	$—	$84

Q3-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(126)	$50	$(2)	$(11)	$(19)	$(108)
Amortization	46	71	4	12	3	136
Equity-based compensation	—	—	—	—	15	15
Restructuring and impairment charges	18	—	—	—	1	18
Adjusted EBITDA by segment	$(62)	$121	$2	$1	$—	$62

YTD-25	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(180)	$(40)	$(12)	$(30)	$6	$(256)
Amortization	138	217	11	31	4	401
Equity-based compensation	—	—	—	—	(10)	(10)
Adjusted EBITDA by segment	$(42)	$177	$—	$1	$—	$135

YTD-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings (loss)	$(278)	$403	$1	$(31)	$(24)	$72
Amortization	145	212	10	36	8	412
Equity-based compensation	—	—	—	—	15	15
Restructuring and impairment charges	29	1	3	—	1	34
Adjusted EBITDA by segment	$(103)	$617	$14	$5	$1	$533
Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	September 26,	December 31,
	2025	2024
Cash and cash equivalents	$546	$641
Operating lines available (excluding newsprint operation)[1]	1,020	1,044
	1,566	1,685
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$1,566	$1,685
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.
The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	September 26,	December 31,
	2025	2024
Debt
Operating loans	$—	$—
Current and non-current lease obligation	34	29
Current and non-current debt	300	200
Derivative liabilities[1]	—	—
Open letters of credit[1]	33	36
Total debt	367	265
Shareholders’ equity	6,623	6,954
Total capital	$6,990	$7,219
Total debt to capital	5%	4%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	September 26,	December 31,
	2025	2024
Debt
Operating loans	$—	$—
Current and long-term lease obligation	34	29
Current and long-term debt	300	200
Derivative liabilities[1]	—	—
Open letters of credit[1]	33	36
Total debt	367	265
Cash and cash equivalents	(546)	(641)
Open letters of credit	(33)	(36)
Derivative liabilities	—	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(212)	(412)
Shareholders’ equity	6,623	6,954
Total capital	$6,411	$6,542
Net debt to capital	(3%)	(6%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Executive Vice-President and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPP	Cariboo Pulp & Paper
CRA	Canada Revenue Agency
Crown timber	Timber harvested from lands owned by a provincial government

CUSMA	Canada-United States-Mexico Agreement
CVD	Countervailing duty
DC&P	Disclosure Controls and Procedures
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GBP	British pound sterling
GHG	Greenhouse gas
ICFR	Internal Control over Financial Reporting
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024
2024 NCIB	Normal course issuer bid - March 1, 2024 to February 28, 2025
2025 NCIB	Normal course issuer bid - March 3, 2025 to March 2, 2026
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-25 or Q1-24	three months ended March 28, 2025 or March 29, 2024 and for balance sheet amounts as at March 28, 2025 or March 29, 2024
Q2-25 or Q2-24	three months ended June 27, 2025 or June 28, 2024 and for balance sheet amounts as at June 27, 2025 or June 28, 2024
Q3-25 or Q3-24	three months ended September 26, 2025 or September 27, 2024 and for balance sheet amounts as at September 26, 2025 or September 27, 2024
Q4-25 or Q4-24	three months ended December 31, 2025 or 2024 and for balance sheet amounts as at December 31, 2025 or 2024
Section 232	Section 232 of the Trade Expansion Act of 1962
SEDAR+	System for Electronic Document Analysis and Retrieval +
SIB	Substantial Issuer Bid
SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
Spray Lake lumber mill	Spray Lake Sawmills (1980) Ltd.
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce

USITC	United States International Trade Commission
YTD-25 or YTD-24	nine months ended September 26, 2025 or September 27, 2024
Forward-Looking Statements
This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, to maintain robust product and geographic diversity, to maintain a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, and pursuit of opportunistic acquisitions and larger-scale growth initiatives

Recent Developments – Markets
impact of new home construction activity, interest rates and inflationary price pressures, mortgage rates, housing supply and demand and affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures on demand for lumber and OSB, capacity contraction in lumber supply fundamentals and constraints on new lumber capacity, expectations regarding near, medium and longer-term core demand, prospect of future interest rate cuts, import trends and inflation; impact of new or reduced lumber and OSB production capacity on market supply and pricing; impact of tariff actions and possible further actions from the Section 232 investigation on demand for our Canadian wood-based building products in the U.S.

Recent Developments - Section 232 Tariffs
impact of tariff actions and possible further actions from the Section 232 investigation, including the finalization of effective tariff rates, the duration of tariffs imposed and the scope and nature of tariffs imposed

Recent Developments - Henderson Startup	Timing to ramp-up the new Henderson mill and to achieve meaningful incremental run-rate production
Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR7 and AR8 duty rates
Business Outlook – Markets
market conditions, housing affordability, demand for our products over the near, medium and longer term, growing market penetration of mass timber, impacts of interest rates and mortgage rates, rates for U.S. housing starts, inflationary pressures, ability to capitalize on long-term growth opportunities; expectations as to reductions of interest rates and the impact of competing forces on interest rates, impact of broader economy and employment slowing and potential for demand decline in near term, ongoing geopolitical conflict, and the potential price inflation impact of U.S. tariffs and other government policies

Business Outlook – Softwood lumber dispute	the timing and finalization of the AR7 and AR8 duty rates and their impact on our financial position

Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, and the impact of tariffs on SPF lumber and OSB demand and consequential impact on shipments into the U.S. from Canada, operating costs, fibre costs, expectation of trends in B.C. and Alberta stumpage rates, U.S. South log costs stabilizing at rates similar to 2024 levels, with region-specific log costs varying; current projected OSB shipments and related uncertainty in OSB demand forecasts due to tariff and policy uncertainty, the stability of costs from inputs continuing in the near term for U.S. OSB, regional excess supply of pulp logs as a result of recent sawmill curtailments, the timing, and expectations as to moderation or reduction of input costs and improved availability across supply chain, expected stabilization of input costs for Europe EWP in 2025

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures, total estimated capital costs, completion dates and ramp-up periods (including with respect to the ramp-up of the modernized Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade issuer rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	available liquidity, our policy on capital management, maintenance of investment grade issuer rating, and our goal to maintain a balanced capital allocation strategy

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs and other government policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition and results of operations, and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, as well as the impact of other government policies;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,799 million), goodwill and intangibles ($2,147 million), both as at September 26, 2025, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;

•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in this MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information
Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.